September 27, 2022

Via EDGAR

Mr. Frank Wyman / Ms. Angela Connell
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E. Mailstop 4631
Washington, D.C. 20549

Re: Green Plains Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 001-32924

Dear Mr. Wyman / Ms. Connell:

Green Plains Inc. (the “Company”) received an additional comment on the filing referenced above from the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) dated September 13, 2022 (the “Letter”) by e-mail. We understand the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Company in response to the additional comment in the Letter. For your convenience, the comment in the Letter is provided below, followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2021
Results of Operations
Ethanol Production Segment, page 45

Staff Comment:

1. We acknowledge your proposed disclosure revisions provided in response to comment 1 addressing key factors driving period-to-period changes in reported revenues. However, your response does not address key factors driving period-to-period changes in your operating income and associated margins. In this regard, your disclosure on page 45 indicates that operating income in your Ethanol production segment increased $101.6 million in 2021 compared with 2020 primarily due to "improved margins" offset by the write-off of goodwill during fiscal year 2020. Please provide us with proposed disclosure to be included in future filings that quantifies and explains the key factors driving period-to-period changes in your margins and their associated impact on operating income. As part of your proposed disclosure revisions, address the impact on your margins of commodity price risk management activities for each period presented, including the impact of successful risk management activities that lock-in margins and unsuccessful risk management activities that result in mismatches.

U.S. Securities and Exchange Commission
September 27, 2022
Company Response:

In future filings, to the extent we engage in material hedging activities in such quarter, we will expand our analysis to quantify and explain the material key factors driving period-to-period changes in our margins and the related impact on operating income as it relates to our Ethanol Production segment. See the proposed example below:

Revenues in the ethanol production segment increased $__ million, net of hedge gains (losses), in 2022 compared with 2021. Ethanol revenues increased $__ million due to higher weighted average prices, offset by lower volumes sold. Distillers grain revenues increased $__ million due to a higher weighted average prices, offset by lower volumes sold. Corn oil revenues increased $__ million due to both higher volumes and higher weighted average prices. This was partially offset by hedging losses of $__ million.

Cost of goods sold in the ethanol production segment increased $__ million, net of hedge gains or losses, in 2022 compared with 2021 due to higher weighted average corn costs as well as higher chemical costs, offset by hedging gains of $__ million.

Operating income in the ethanol production segment increased $__ million in 2022 compared with 2021 primarily due to improved margins as outlined above. Depreciation and amortization expense for the ethanol production segment was $__ million for 2022, compared with $__ million during 2021 due to increased capital expenditures.

We mitigate the risk of market price volatility using forward contracts and exchange-traded futures and options contracts. However, we cannot provide assurance that our risk management and commodity trading strategies and decisions will be profitable or effectively offset commodity price volatility.

Should you have any questions or comments concerning the matters described above, please contact me by phone at 402-884-8700 or by email at patrich.simpkins@gpreinc.com with a copy to Michelle Mapes at michelle.mapes@gpreinc.com.

Respectfully Submitted,

/s/ G. Patrich Simpkins Jr.
G. Patrich Simpkins Jr.
Chief Financial Officer
2